As filed with the Securities and Exchange Commission on January 7, 2000
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

JDS Uniphase Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	94-2579683
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

163 Baypointe Parkway
San Jose, CA   95134
(408) 434-1800
(Address, Including Zip Code, and Telephone Number, Including Area Code
of Registrar's Principal Executive Offices)

Kevin N. Kalkhoven
Co-Chairman of the Board of Directors and Chief Executive Officer
JDS Uniphase Corporation
163 Baypointe Parkway
San Jose, California 95134
(408) 434-1800

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

COPIES TO: David P. Valenti, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, California 94304
(650) 813-5600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

                                     Proposed      Proposed
                                      Maximum       Maximum
                                     Aggregate     Aggregate      Amount of
  Title of Shares to   Amount to be  Price Per     Offering      Registration
    be Registered       Registered   Share(1)      Price(1)          Fee
---------------------- ------------ ----------- --------------- --------------

Common Stock, $0.001
  par value...........      95,458   $157.2500     $15,010,771         $3,963

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices on the Nasdaq National Market on January 5, 2000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Subject to Completion, dated January 7, 2000

Prospectus

JDS Uniphase Corporation

95,458 Shares of Common Stock

The 95,458 shares of our common stock offered by this prospectus will be held by certain of our stockholders in exchange for exchangeable shares of JDS Uniphase Canada Ltd., a subsidiary of ours. We have agreed to bear the expenses of registration of the shares in this prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol

JDSU

The last sale price of our common stock on the Nasdaq National Market on January 5, 2000 was $158.25 per share.

----------------------

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

----------------------

_____________

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Information contained in our Web site does not constitute part of this document.

_____________

JDS UNIPHASE

JDS Uniphase Corporation is the result of a merger of equals between Uniphase Corporation and JDS FITEL Inc., which became effective on June 30, 1999. Certain historic information described in this Prospectus pertains only to either Uniphase Corporation or JDS FITEL Inc. In such instances, historic information that is specific to Uniphase Corporation or JDS FITEL Inc. is specifically described as "Uniphase" or "JDS FITEL" information, respectively. References to "we", "us", "our" and "JDS Uniphase" refer to the combined entity resulting from the merger.

JDS Uniphase is the leading provider of advanced fiberoptic components and modules. These products are sold to leading telecommunications and cable television system providers worldwide, which are commonly referred to as OEMs and include Alcatel, Ciena, General Instrument, Lucent, Nortel, Pirelli, Scientific Atlanta, Siemens and Tyco. Our components and modules are basic building blocks for fiberoptic networks and perform both optical-only (passive) and optoelectronic (active) functions within these networks. Our products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, circulators, tunable filters, optical switches and isolators for fiberoptic applications. We also supply our OEM customers with test instruments for both system production applications and network installation. In addition, we design, manufacture and market laser subsystems for a broad range of commercial applications, which include biotechnology, industrial process control and measurement, graphics and printing and semiconductor equipment manufactured by our customers.

Businesses and consumers are increasingly accessing public telecommunications networks to communicate, collect and distribute information. The explosive growth of the Internet, coupled with the increasing volume of data and video traffic across corporate and public internets and intranets, has fueled the continuing and growing demand for more network capacity in both long-haul telecommunications and cable television networks. Given the inherently faster speed of light signals in fiberoptic networks and their immunity from electromagnetic interference, fiberoptic systems are replacing existing copper wire networks for long-haul (in excess of 600 kilometers) telecommunications networks. Cable television networks are also shifting to fiberoptic solutions for the distribution of signals from the central cable broadcast station to the local cable distribution hubs. Additional capacity in these fiberoptic networks is attained through a signal transmission method called wave division multiplexing, or WDM, which allows up to 128 separate light signals of slightly different wavelengths to be simultaneously transmitted in a single fiber. Today, fiberoptic cable is the primary medium and WDM has become the emerging standard for long-haul telecommunications and cable television networks, and fiber is making inroads to replace copper in the shorter distance metropolitan, or metro, markets.

The growth of WDM traffic traveling over fiberoptic cables and the continued demand for increased capacity represents a significant opportunity for systems OEMs and their suppliers. With a history of innovation and successful acquisitions, we have established ourselves as the premier supplier of advanced components and modules to the telecommunications and cable television networking industries. Going forward, the key elements of our business strategy to expand our leadership position include:

  providing more integrated and broader product offerings to our customers, capitalizing on passive and active leadership positions,
  providing cost-effective, demand-driven, faster time-to-market solutions to our customers, maintaining technology leadership and high product reliability, enhancing manufacturing techniques and increasing capacity, and seeking complementary mergers and acquisitions.

Our corporate headquarters in the United States is located at 163 Baypointe Parkway, San Jose, California 95134, where the phone number is (408) 434-1800. Our corporate headquarters in Canada is located at 570 West Hunt Club Road, Nepean, Ontario, and the phone number at this location is (613) 727-1304.

RECENT EVENTS

Acquisition of EPITAXX, INC.

Pursuant to the terms of the Agreement and Plan of Merger dated as of October 1, 1999 by and among us, JDS Uniphase Acquisition, Inc., EPITAXX, INC. and the stockholders of EPITAXX, we completed the acquisiton of EPITAXX on November 15, 1999. The transaction was accounted for as a purchase transaction. As consideration for the transaction, we issued cash in the amount of $5,000,000 and a total of 2,230,545 shares of common stock in exchange for all of the outstanding shares of EPITAXX common stock. Outstanding options to acquire shares of EPITAXX common stock were automatically converted into options to purchase shares of our common stock at the same exchange ratio. The total purchase cost is expected to be approximately $405 million. The Company will take a charge for in-process research and development in the quarter ended December 31, 1999 in an amount to be determined upon completion of the purchase price allocation for this transaction, and which may be material to the results of operations for the quarter.

Merger with Optical Coating Laboratory, Inc.

On November 3, 1999, we and Optical Coating Laboratory, Inc. executed a definitive agreement for the companies to merge. The transaction will be accounted for as a purchase transaction. The agreement provides for the exchange of 1.856 shares of JDS Uniphase common stock for each outstanding share of OCLI and is valued at approximately $2.8 billion. Closing of the transaction in the first calendar quarter of 2000 is anticipated, subject to certain closing conditions, including the obtaining of the consent of OCLI stockholders. Following completion of the transaction, OCLI will operate as a wholly-owned subsidiary of JDS Uniphase. There can be no assurance that this transaction will close.

Acquisition of SIFAM Limited

In December 1999, we acquired SIFAM Limited, a leading supplier of fused components for fiberoptic telecommunications networks which is based in the United Kingdom. SIFAM products, which include couplers, wavelength division multiplexers and gain flattening filters, are used for advanced applications in optical amplifiers and network monitoring. The transaction was accounted for as a purchase transaction. The terms of the acquisition provided for a purchase price of 60 million Pounds Sterling ($96 million) payable in cash. The Company will take a charge for in-process research and development in the quarter ended December 31, 1999 in an amount to be determined upon completion of the purchase price allocation for this transaction, and which may be material to the results of operations for the quarter.

Acquisition of Oprel Technologies Inc.

In December 1999, we acquired Oprel Technologies Inc., a developer of optical amplifiers, test equipment and optoelectronic packaging, located in Nepean, Ontario. The transaction was accounted for as a purchase transaction. As consideration for the transaction, among other things, we issued a total of 95,458 exchangeable shares of our subsidiary, JDS Uniphase Canada Ltd, each of which is exchangeable for one share of our common stock. This prospectus relates to the common stock issuable upon exchange of these exchangeable shares. The Company will take a charge for in-process research and development in the quarter ended December 31, 1999 in an amount to be determined upon completion of the purchase price allocation for this transaction, and which may be material to the results of operations for the quarter.

Risk Factors

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

The statements contained in this prospectus that are not purely historical are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, including, without limitations, statements regarding our expectations, hopes, beliefs, anticipations, commitments, intentions and strategies regarding the future. Forward-looking statements include such statements as:

  Our expectation that we will continue to pursue acquisitions of other companies, technologies and complementary product lines.
  Our expectation that we will continue to internally develop new components, modules and other products for our customer base, in an effort to penetrate new markets.
  Our belief that the success of our acquisitions of other companies will depend upon: our ability to manufacture and sell the products of the businesses acquired, continued demand for these acquired products by our customers, our ability to integrate the acquired business' operations, products and personnel, our ability to retain key personnel of the acquired businesses, and our ability to expand our financial and management controls and reporting systems and procedures.
  Our intention to continue to develop new product lines to address our customers' diverse needs and the several market segments in which we participate.
  Our intention to further increase our sales and marketing, customer support and administrative functions to support anticipated increased levels of operations from new products and markets as well as growth from our existing products.
  Our intention to develop new manufacturing processes and techniques, which are anticipated to involve higher levels of automation, to achieve targeted volume and cost levels.
  Our expectation that JDS Uniphase will continue to experience fluctuations in our quarterly results, which in the future may be significant and cause substantial fluctuations in the market price of our stock.
  Our expectation that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales.
  Our anticipation that average selling prices will decrease in the future in response to product introductions by competitors and us or to other factors, including price pressures from significant customers.
  Our intent to continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices and (2) reduce our manufacturing costs.
  Our expectation that international sales will continue to account for a significant portion of our net sales.
  Our belief, based on (1) available information, (2) amounts spent to date and (3) the fact that our information technology and non-information technology systems depend on third-party software which, we believe, has been or is being updated to address the Year 2000 problem, that we will manage our total Year 2000 transition without any material adverse effect on our business operations, financial condition, products or financial prospects.
  Our belief that we are Year 2000 ready.
  Our belief that while existing cash balances, cash flow from operations, available lines of credit and the proceeds from the recently completed public offering of our common stock and the private placement of exchangeable shares in Canada will be sufficient to meet our capital requirements at least for the next 12 months, we may be required to seek additional equity or debt financing to compete effectively in the production of source lasers, fiber Bragg gratings and modules used in telecommunications and for the development of new solid state lasers.

Actual results could differ from those projected in any forward-looking statements for the reasons, among others, detailed below. The fact that some of the risk factors may be the same or similar to our, Uniphase's or JDS FITEL's past filings means only that the risks are present in multiple periods. We believe that many of the risks detailed here are part of doing business in the industry in which we compete and will likely be present in all periods reported. The fact that certain risks are characteristic to the industry does not lessen the significance of the risk. The forward-looking statements are made as of the date of this Form S-3 and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Difficulties We May Encounter Managing Our Growth Could Adversely Affect Our Results of Operations

Both JDS FITEL and Uniphase have historically achieved their growth through a combination of internally developed new products and acquisitions. As part of our strategy to sustain growth, we expect to continue to pursue acquisitions of other companies, technologies and complementary product lines. We also expect to continue developing new components, modules and other products for our customer base, seeking to further penetrate these markets. The success of each acquisition will depend upon:

  our ability to manufacture and sell the products of the businesses acquired, continued demand for these acquired products by our customers, our ability to integrate the acquired business' operations, products and personnel, our ability to retain key personnel of the acquired businesses, and our ability to expand our financial and management controls and reporting systems and procedures.

Difficulties in Integrating Uniphase and JDS FITEL Could Adversely Affect Our Business

Uniphase combined its operations with JDS FITEL effective on June 30, 1999 in a merger of equals. If we fail to successfully integrate the businesses of JDS FITEL and Uniphase, the combined business will suffer. Uniphase and JDS FITEL have complementary business operations located principally in the United States, Canada and Europe. Our success depends in large part on the successful integration of these geographically diverse operations and the technologies and personnel of the two companies. As part of this integration, we need to combine and improve our computer systems to centralize and better automate processing of our financial, sales and manufacturing data. Our management came from the prior management teams of both companies and many members of management did not previously work with other members of management. The integration of the two businesses may result in unanticipated operational problems, expenses and liabilities and the diversion of management attention. The integration may not be successful, and, if so, our operating results would suffer as a result.

If We Fail to Efficiently Combine Uniphase's and JDS FITEL's Sales and Marketing Forces, Our Sales Could Suffer

We may experience disruption in sales and marketing in connection with our efforts to integrate Uniphase's and JDS FITEL's sales channels, and we may be unable to efficiently or effectively correct such disruption or achieve our sales and marketing objectives after integration. In addition, sales cycles and sales models for Uniphase's and JDS FITEL's various products may vary significantly from product to product. Our sales personnel not accustomed to the different sales cycles and approaches required for products newly added to their portfolio may experience delays and difficulties in selling these newly added products. Furthermore, it may be difficult to retain key sales personnel. As a result, we may fail to take full advantage of the combined sales forces' efforts, and Uniphase's and JDS FITEL's respective sales approaches and distribution channels may be ineffective in promoting the other entity's products, which may have a material adverse effect on our business, financial condition or operating results.

Integration Costs and Expenses Associated with Uniphase's Combination with JDS FITEL Have Been Substantial and We May Incur Additional Related Expenses in the Future

JDS Uniphase has incurred direct costs associated with the combination of approximately $12 million, which were included as a part of the total purchase cost for accounting purposes. We may incur additional material charges in subsequent quarters to reflect additional costs associated with the combination which will be expensed as incurred.

Difficulties in Integrating Other Acquisitions Could Adversely Affect Our Business

In March 1997, Uniphase acquired Uniphase Laser Enterprise, which produces our 980-nanometer pump laser products. In June 1998, Uniphase acquired Uniphase Netherlands. In the case of both acquisitions, Uniphase acquired businesses that had previously been engaged primarily in research and development and that needed to make the transition from a research activity to a commercial business with sales and profit levels that are consistent with our overall financial goals. This transition has not yet been completed at Uniphase Netherlands, which continues to operate at higher expense levels and lower gross margins than those required to meet our profitability goals. In addition, in November 1998, we acquired Uniphase Broadband, which manufactures test instruments, transmitter cards and transceivers for telecommunications applications and in August 1999 we acquired AFC Technologies, which produces amplifiers for telecommunications applications. Also, in November, 1999, we acquired EPITAXX, Inc., which supplies optical detectors and receivers for fiber optic telecommunications and cable television networks. In December, 1999, we acquired SIFAM Limited, a leading supplier of fused components for fiber optic telecommunications networks which is based in the United Kingdom, and Oprel Technologies Inc., a supplier of iridium erbium doped fiber amplifiers and other optoelectronic products for the telecommunications industry. We may not successfully manufacture and sell our products or successfully manage our growth, and failure to do so could have a material adverse effect on our business, financial condition and operating results.

Difficulties in Commercializing New Product Lines

We intend to continue to develop new product lines to address our customers' diverse needs and the several market segments in which we participate. As we target new product lines and markets, we intend to further increase our sales and marketing, customer support and administrative functions to support anticipated increased levels of operations from these new products and markets as well as growth from our existing products. We may not be successful in creating this infrastructure nor may we realize any increase in the level of our sales and operations to offset the additional expenses resulting from this increased infrastructure. Uniphase commenced operations at Uniphase Telecommunications Products in 1996 to penetrate the cable television markets, and at Uniphase Network Components in 1998 to develop and market a line of complementary optical components for our telecommunications customers. In each case, Uniphase hired development, manufacturing and other staff in anticipation of developing and selling new products. Our operations may not achieve levels sufficient to justify the increased expense levels associated with these new businesses.

Any Failure of Our Information Technology Infrastructure Could Materially Harm Our Results of Operations

Our success depends upon, among other things, the capacity, reliability and security of our information technology hardware and software infrastructure. Any failure relating to this infrastructure could significantly and adversely impact our results of operations. In connection with our growth, we have identified the need to update our current information technology infrastructure and expect to incur significant costs to complete this upgrade. We must continue to expand and adapt our system infrastructure to keep pace with our growth. Demands on infrastructure that exceed our current forecasts could result in technical difficulties. Upgrading the network infrastructure will require substantial financial, operational and management resources, the expenditure of which could affect the results of our operations. We may not successfully and in a timely manner upgrade and maintain our information technology infrastructure and a failure to do so could materially harm our business, results of operations and financial condition.

We are Subject to Manufacturing Difficulties

If We Do Not Achieve Acceptable Manufacturing Volumes, Yields or Sufficient Product Reliability, Our Operating Results Could Suffer

The manufacture of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in our manufacturing processes or those of our suppliers, or their inadvertent use of defective or contaminated materials, could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Certain of our divisions have in the past experienced lower than expected production yields, which could delay product shipments and impair gross margins. These divisions or any of our other manufacturing facilities may not maintain acceptable yields in the future.

Our existing Uniphase Netherlands facility has not achieved acceptable manufacturing yields since the June 1998 acquisition, and there is continuing risk attendant to this facility and its manufacturing yields and costs. In addition, we recently completed construction of a new laser fabrication facility at Uniphase Netherlands, and this facility has not yet reached targeted yields, volumes or costs levels. Uniphase Netherlands may not successfully manufacture laser products in the future at volumes, yields or cost levels necessary to meet our customers' needs. In addition, Uniphase Fiber Components is establishing a production facility in Sydney, Australia for fiber Bragg grating products. This facility may not manufacture grating products to customers' specifications at the volumes, cost and yield levels required. To the extent we do not achieve acceptable manufacturing yields or experience product shipment delays, our business, operating results and financial condition would be materially and adversely affected.

As our customers' needs for our products increase, our ability to increase our manufacturing volumes to meet these needs and satisfy customer demand will have a material effect on our business, operating results and financial condition. In some cases, existing manufacturing techniques, which involve substantial manual labor, may be insufficient to achieve the volume or cost targets of our customers. As such, we will need to develop new manufacturing processes and techniques, which are anticipated to involve higher levels of automation, to achieve the targeted volume and cost levels. In addition, it is frequently difficult at a number of our manufacturing facilities to hire qualified manufacturing personnel in a timely fashion, if at all, when customer demands increase over shortened time periods. While we continue to devote research and development efforts to improvement of our manufacturing techniques and processes, we may not achieve manufacturing volumes and cost levels in our manufacturing activities that will fully satisfy customer demands.

If Our Customers Do Not Qualify Our Manufacturing Lines For Volume Shipments, Our Operating Results Could Suffer

Customers will not purchase any of our products (other than limited numbers of evaluation units) prior to qualification of the manufacturing line for the product. Each new manufacturing line must go through varying levels of qualification with our customers. This qualification process determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in qualification can cause a product to be dropped from a long term supply program and result in significant lost revenue opportunity over the term of that program. As noted above, we are currently completing a new manufacturing facility in Australia. We may experience delays in obtaining customer qualification of this facility and our new facility at Uniphase Netherlands. If we fail in the timely qualification of these or other new manufacturing lines, our operating results and customer relationships would be adversely affected.

Our Operating Results Suffer as a Result of Purchase Accounting Treatment, Primarily due to the Impact of Amortization of Goodwill and Other Intangibles Relating to Our Combination with JDS FITEL

Under U.S. generally accepted accounting principles that apply to us, we accounted for a number of business combinations using the purchase method of accounting, the most significant being the combination of Uniphase and JDS FITEL. Under purchase accounting, we recorded the market value of our common shares and the Exchangeable Shares issued in connection with Uniphase's combination with JDS FITEL, the fair value of the options to purchase JDS FITEL common shares which became options to purchase our common shares and the amount of direct transaction costs as the cost of acquiring the business of JDS FITEL. That cost was allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as in-process research and development, acquired technology, acquired trademarks and trade names and acquired workforce, based on their respective fair values. We allocated the excess of the purchase cost over the fair value of the net assets to goodwill. We expensed in-process research and development of $210.4 million as of June 30, 1999. Goodwill and other intangible assets are being amortized over a five year period. The amount of purchase cost allocated to goodwill and other intangibles was $3.4 billion, including the related deferred tax effect. The amortization of goodwill and other intangible assets in equal quarterly amounts over a five year period will result in an accounting charge attributable to these items of $168 million per quarter and $672 million per fiscal year. Additionally, in the first quarter of 2000 our gross profit was adversely impacted by $11.4 million due to purchase accounting adjustments to products sold in the period. As a result, purchase accounting treatment of Uniphase's combination with JDS FITEL will result in a net loss for us in the foreseeable future, which could have a material and adverse effect on the market value of our stock.

Our Stock Price Could Fluctuate Substantially

The Unpredictability of Our Quarterly Operating Results Could Cause Our Stock Price to be Volatile or Decline

We expect to continue to experience, fluctuations in our quarterly results, which in the future may be significant and cause substantial fluctuations in the market price of our stock. All of the concerns we discuss under Risk Factors could affect our operating results, including, among others:

  the timing of the receipt of product orders from a limited number of major customers, the loss of one or more of our major suppliers or customers, competitive pricing pressures,
  the costs associated with the acquisition or disposition of businesses, our ability to design, manufacture and ship technologically advanced products with satisfactory yields on a timely and cost-effective basis, the announcement and introduction of new products by us, and expenses associated with any intellectual property or other litigation.

In addition to concerns potentially affecting our operating results addressed elsewhere under Risk Factors, the following factors may also influence our operating results:

  our product mix,
  the relative proportion of our domestic and international sales, the timing differences between when we incur expenses to increase our marketing and sales capabilities and when we realize benefits, if any, from such expenditures, and fluctuations in the foreign currencies of our foreign operations.

Furthermore, our sales often reflect orders shipped in the same quarter that they are received, which makes our sales vulnerable to short term fluctuations in customer demand and difficult to predict. Also, customers may cancel or reschedule shipments, and production difficulties could delay shipments. In addition, we sell our telecommunications equipment products to OEMs who typically order in large quantities, and therefore the timing of such sales may significantly affect our quarterly results. An OEM supplies system level network products to telecommunications carriers and others and incorporates our components in these system level products. The timing of such OEM sales can be affected by factors beyond our control, such as demand for the OEMs' products and manufacturing risks experienced by OEMs. In this regard, we have experienced rescheduling of orders by customers in each of our markets and may experience similar rescheduling in the future. As a result of all of these factors, our results from operations may vary significantly from quarter to quarter.

In addition to the effect of ongoing operations on quarterly results, acquisitions or dispositions of businesses, our products or technologies have in the past resulted in, and may in the future, result in reorganization of our operations, substantial charges or other expenses, which have caused and may in the future cause fluctuations in our quarterly operating results and cash flows.

Finally, our net revenues and operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of our common stock and the Exchangeable Shares would likely decline, perhaps substantially.

Factors Other Than Our Quarterly Results Could Cause Our Stock Price to be Volatile or Decline

The market price of our common stock has been and is likely to continue to be highly volatile because of causes other than our historical quarterly results, such as:

  announcements by our competitors and customers of technological innovations or new products, developments with respect to patents or proprietary rights, governmental regulatory action, and
  general market conditions.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies, which may cause the price of our stock to decline.

Our Sales Would Suffer if One or More of Our Key Customers Substantially Reduced Orders for Our Products

Our customer base is highly concentrated. Historically, orders from a relatively limited number of OEM customers accounted for a substantial portion of Uniphase's and JDS FITEL's net sales from telecommunications products. Two customers, Lucent and Nortel, each accounted for over 10% of our net sales for the quarter ended September 30, 1999. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. Sales to any single customer may vary significantly from quarter to quarter. If current customers do not continue to place orders we may not be able to replace these orders with new orders from new customers. In the telecommunications markets, our customers evaluate our products and competitive products for deployment in their telecommunications systems. Our failure to be selected by a customer for particular system projects can significantly impact our business, operating results and financial condition. Similarly, even if our customers select us, if our customers are not selected as the primary supplier for an overall system installation, we can be similarly adversely affected. Such fluctuations could have a material adverse effect on our business, financial condition and operating results.

Interruptions Affecting Our Key Suppliers Could Disrupt Production, Compromise Our Product Quality and Adversely Affect Our Sales

We currently obtain various components included in the manufacture of our products from single or limited source suppliers. A disruption or loss of supplies from these companies or a price increase for these components would have a material adverse effect on our results of operations, product quality and customer relationships. We have a sole source supply agreement for a critical material used in the manufacture of our passive products. This agreement may be terminated by either party on six months prior notice. It is our objective to maintain strategic inventory of the key raw material provided by this supplier. We also depend on a single source for filters for our passive products, which we obtain exclusively through a joint venture with Optical Coating Laboratory, Inc. In addition, we currently utilize a sole source for the crystal semiconductor chip sets incorporated in our solid state microlaser products and acquire our pump diodes for use in our solid state laser products from Opto Power Corporation and GEC. We obtain lithium niobate wafers, gallium arsenide wafers, specialized fiber components and certain lasers used in our telecommunications products primarily from Crystal Technology, Inc., Fujikura, Ltd., Philips Key Modules and Sumitomo, respectively. We do not have long-term or volume purchase agreements with any of these suppliers (other than for our passive products supplier described in this paragraph), and these components may not in the future be available in the quantities required by us, if at all.

We May Become Subject to Collective Bargaining Agreements

Our employees who are employed at manufacturing facilities located in North America are not bound by or party to any collective bargaining agreements with us. These employees may become bound by or party to one or more collective bargaining agreements with us in the future. Certain of our employees outside of North America, particularly in The Netherlands and Germany, are subject to collective bargaining agreements. If, in the future, any such employees become bound by or party to any collective bargaining agreements, then our related costs and our flexibility with respect to managing our business operations involving such employees may be materially adversely affected.

Any Failure to Remain Competitive in Our Industry Would Impair Our Operating Results

If Our Business Operations are Insufficient to Remain Competitive in Our Industry, Our Operating Results Could Suffer

The telecommunications and laser subsystems markets in which we sell our products are highly competitive. In each of the markets we serve, we face intense competition from established competitors. Many of these competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than do we and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than do we. To remain competitive, we believe we must maintain a substantial investment in research and development, marketing, and customer service and support. We may not compete successfully in all or some of our markets in the future, and we may not have sufficient resources to continue to make such investments, or we may not make the technological advances necessary to maintain our competitive position so that our products will receive market acceptance. In addition, technological changes or development efforts by our competitors may render our products or technologies obsolete or uncompetitive.

Fiberoptic Component Average Selling Prices Are Declining

Prices for telecommunications fiberoptic components are generally declining because of, among other things, increased competition and greater unit volumes as telecommunications service providers continue to deploy fiberoptic networks. Uniphase and JDS FITEL have in the past and we may in the future experience substantial period to period fluctuations in average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors and us or to other factors, including price pressures from significant customers. Therefore, we must continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices and (2) reduce our manufacturing costs. Failure to achieve any or all of the foregoing could cause our net sales and gross margins to decline, which may have a material adverse effect on our business, financial condition and operating results.

If We Fail to Attract and Retain Key Personnel, Our Business Could Suffer

Our future depends, in part, on our ability to attract and retain certain key personnel. In particular, our research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and we are currently experiencing difficulty in identifying and hiring certain qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive officers and other key management and technical personnel, each of whom would be difficult to replace. Uncertainty resulting from the JDS FITEL merger could further adversely affect our ability to retain key employees. We do not maintain a key person life insurance policy on our Chief Executive Officer, our Chief Operating Officer or any other officer. The loss of the services of one or more of our executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise have a material adverse effect on our business, financial condition and operating results.

Market consolidation has created and continues to create companies that are larger and have greater resources than us

In the recent past, there have been a number of significant acquisitions announced among our competitors and customers, including:

  Motorola, Inc. / General Instruments Corporation;

  Cisco Systems, Inc. / Cerent Corporation;

  Corning Incorporated / Oak Industries, Inc.; and

  Cisco Systems, Inc. / Pirelli S.p.A.

  The effect of these completed and pending acquisitions on us cannot be predicted with accuracy, but some of these competitors are aligned with companies that are larger or more well established than us. As a result, these competitors may have access to greater financial, marketing and technical resources than us. Also, consolidation of these and other companies may disrupt our marketing and sales efforts.

  Our Participation in International Markets Creates Risks to Our Business Not Faced by Companies That Sell Their Products in the United States

  International sales are subject to inherent risks, including:

  unexpected changes in regulatory requirements,

  tariffs and other trade barriers,

  political and economic instability in foreign markets,

  difficulties in staffing and management,

  integration of foreign operations,

  longer payment cycles,

  greater difficulty in accounts receivable collection,

  currency fluctuations, and

  potentially adverse tax consequences.

  International sales accounted for approximately 40%, 38% and 32% of Uniphase's net sales in fiscal years 1999, 1998 and 1997, respectively. International sales (excluding sales to the U.S.) accounted for approximately 21%, 25% and 20% of JDS FITEL's net sales in fiscal years 1999, 1998 and 1997, respectively. We expect that international sales will continue to account for a significant portion of our net sales. We may continue to expand our operations outside of the United States and to enter additional international markets, both of which will require significant management attention and financial resources.

  Since a significant portion of our foreign sales are denominated in U.S. dollars, our products may also become less price competitive in countries in which local currencies decline in value relative to the U.S. dollar. Our business and operating results may also be materially and adversely affected by lower sales levels that typically occur during the summer months in Europe and certain other overseas markets. Furthermore, the sales of many of our OEM customers depend on international sales and consequently further exposes us to the risks associated with such international sales.

  The Year 2000 Problem May Disrupt Our and Our Customers' and Suppliers' Businesses

  We are aware of the risks associated with the operation of information technology and non-information technology systems related to the Year 2000. The problem is pervasive and complex and may affect many information technology and non-information technology systems. The Year 2000 problem results from the rollover of the two digit year value from "99" to "00." Systems that do not properly recognize such date-sensitive information could generate erroneous data or fail. In addition to our own systems, we rely on external systems of our customers, suppliers, creditors, financial organizations, utilities providers and government entities, both domestic and international (which we collectively refer to as "third parties"). Consequently, we could be affected by disruptions in the operations of third parties with which we interact. Furthermore, as customers expend resources to correct their own systems, they may reduce their purchasing frequency and volume of our products.

  We used both internal and external resources to assess:

    our state of readiness (including the readiness of third parties with which we interact) concerning the Year 2000 problem, our costs to correct material Year 2000 problems related to our internal information technology and non-information technology systems, the known risks related to any failure to correct any Year 2000 problems we identify, and the contingency plan, if any, that we should adopt should any identified Year 2000 problems not be corrected.

  To date, we have incurred costs not exceeding $2.0 million to upgrade our information technology and non-information technology systems to, among other things, make such systems Year 2000 ready. We continue to evaluate the estimated costs associated with the Year 2000 problem based on actual experience. While the efforts to prepare for the Year 2000 have involved additional costs, we believe, based on (1) available information, (2) amounts spent to date and (3) the fact that our information technology and non-information technology systems depend on third-party software which, we believe, has been updated to address the Year 2000 problem, that we will manage our total Year 2000 transition without any material adverse effect on our business operations, financial condition, products or financial prospects. The actual outcomes and results could be affected by future factors including, but not limited to:

  the continued availability of skilled personnel,

  cost control,

  the ability to locate and remediate software code problems,

  critical suppliers and subcontractors meeting their Year 2000 compliance commitments, and timely actions by customers.

  We believe that our systems are Year 2000 ready. As of the date of this document, we have not experienced any material year 2000 problems. We continue to work with third parties to identify any Year 2000 problems affecting such third parties that could have a material adverse affect on our business, financial condition or results of operations. However, it would be impracticable for us to attempt to address all potential Year 2000 problems of third parties that have been or may in the future be identified. Specifically, Year 2000 problems have arisen or may arise regarding the information technology and non-information technology systems of third parties having widespread national and international interactions with persons and entities generally (for example, certain information technology and non-information technology systems of governmental agencies, utilities and information and financial networks) that, if uncorrected, could have a material adverse impact on our business, financial condition or results of operations. We are still assessing the effect the Year 2000 problem will have on our suppliers and, at this time, cannot determine such impact. However, we have identified alternative suppliers and, in the event that any significant supplier suffers unresolved material Year 2000 problems, we believe that we would only experience short term disruptions in supply, not exceeding 90 days, while such supplier is replaced.

  If We Have Insufficient Proprietary Rights or If We Fail to Protect Those We Have, Our Business Would be Materially Impaired

  We May Not Obtain the Intellectual Property Rights We Require

  The telecommunications and laser markets in which we sell our products experience frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. In the past, Uniphase and JDS FITEL have acquired and in the future we may seek to acquire license rights to these or other patents or other intellectual property to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. While in the past licenses generally have been available to Uniphase and JDS FITEL where third-party technology was necessary or useful for the development or production their products, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, includes payments by us of up-front fees, ongoing royalties or a combination thereof. Such royalty or other terms could have a significant adverse impact on our operating results. We are a licensee of a number of third party technologies and intellectual property rights and are required to pay royalties to these third party licensors on certain of our telecommunications products and laser subsystems.

  Our Products May Infringe the Property Rights of Others

  The industry in which we operate experiences periodic claims of patent infringement or other intellectual property rights. We have in the past and may from time to time in the future receive notices from third parties claiming that our products infringe upon third party proprietary rights. Any litigation to determine the validity of any third-party claims, regardless of the merit of these claims, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we are successful in such litigation. If we are unsuccessful in any such litigation, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development or such licenses may not be available on terms acceptable to us if at all. Without such a license, we could be enjoined from future sales of the infringing product or products.

  Our Intellectual Property Rights May Not Be Adequately Protected

  Our future depends in part upon our intellectual property, including trade secrets, know-how and continuing technological innovation. We currently hold approximately 150 U.S. patents on products or processes and corresponding foreign patents and have applications for certain patents currently pending. The steps taken by us to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing other technologies that are similar to ours. It is possible that patents may not be issued from any application pending or filed by us and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. Any patents issued to us may be challenged, invalidated or circumvented. Further, the rights under our patents may not provide a competitive advantage to us. In addition, the laws of certain territories in which our products are or may be developed, manufactured or sold, including Asia, Europe or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

  If We Fail to Successfully Manage Our Exposure to the Worldwide Financial Markets, Our Operating Results Could Suffer

  We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. We utilize derivative financial instruments to mitigate these risks. We do not use derivative financial instruments for speculative or trading purposes. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of our marketable investments are floating rate and municipal bonds, auction instruments and money market instruments denominated in U.S. dollars. We hedge currency risks of investments denominated in foreign currencies with forward currency contracts. Gains and losses on these foreign currency investments are generally offset by corresponding gains and losses on the related hedging instruments, resulting in negligible net exposure to us. A substantial portion of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, we do enter into these transactions in other currencies, primarily Canadian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established hedging programs. Currency forward contracts are utilized in these hedging programs. Our hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. Actual results on our financial position may differ materially.

  If We Fail to Obtain Additional Capital at the Times, in the Amounts and Upon the Terms Required, Our Business Could Suffer

  We are devoting substantial resources for new facilities and equipment to the production of source lasers, fiber Bragg gratings and modules used in telecommunications and for the development of new solid state lasers. Although we believe existing cash balances, cash flow from operations, available lines of credit and the proceeds from the recently completed public offering of our common stock and the private placement of Exchangeable shares in Canada will be sufficient to meet our capital requirements at least for the next 12 months, we may be required to seek additional equity or debt financing to compete effectively in these markets. We cannot precisely determine the timing and amount of such capital requirements and will depend on several factors, including our acquisitions and the demand for our products and products under development. Such additional financing may not be available when needed, or, if available, may not be on terms satisfactory to us.

  Our Currently Outstanding Preferred Stock and Our Ability to Issue Additional Preferred Stock Could Impair the Rights of Our Common Stockholders

  Our Board of Directors has the authority to issue up to 799,999 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock. The issuance of preferred stock under certain circumstances could have the effect of delaying, deferring or preventing a change in control. Each outstanding share of our common stock includes one right. Each right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from us one unit, equal to one one-thousandth of a share of Series B Preferred Stock, at a purchase price of $600 per unit, subject to adjustment, for each share of common stock held by the holder. The rights are attached to all certificates representing outstanding shares of our common stock, and no separate rights certificates have been distributed. The purchase price is payable in cash or by certified or bank check or money order payable to our order. The description and terms of the rights are set forth in a Rights Agreement between us and American Stock Transfer & Trust Company, as Rights Agent, dated as of June 22, 1998, as amended from time to time.

  Certain provisions contained in the rights plan, and in the equivalent rights plan our subsidiary, JDS Uniphase Canada Ltd., has adopted with respect to its exchangeable shares ("Exchangeable Shares"), may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock or Exchangeable Shares which offers may be attractive to the stockholders, or deter purchases of large blocks of common stock or Exchangeable Shares, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock or Exchangeable Shares over the then-prevailing market prices.

  Certain Anti-Takeover Provisions Contained in Our Charter and Under Delaware Law Could Impair a Takeover Attempt

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under certain circumstances, publicly-held Delaware corporations from engaging in business combinations with certain stockholders for a specified period of time without the approval of the holders of substantially all of its outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our Certificate of Incorporation and Bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our Board of Directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

  USE OF PROCEEDS

  Because the shares of our common stock offered hereunder will be issued upon exchange of the exchangeable shares of our subsidiary JDS Uniphase Canada Ltd., none of which will be held by us, we will receive no proceeds upon the sale of such common stock.

  PLAN OF DISTRIBUTION

  In connection with our acquisition of all of the outstanding capital stock of Oprel Technologies Inc., JDS Uniphase Canada Ltd., our subsidiary, issued 95,458 exchangeable shares of its capital stock. The exchangeable shares of JDS Uniphase Canada Ltd. maybe exchanged on a one-for-one basis for shares of our common stock, which shares are being registered by this prospectus. We have agreed to bear the expenses of registration of the shares in this prospectus.

  LEGAL OPINIONS

  The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for JDS Uniphase by its internal counsel.

  EXPERTS

  The consolidated financial statements of JDS Uniphase Corporation appearing in JDS Uniphase Corporation's Annual Report (Form 10-K/A) for the year ended June 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of JDS FITEL, Inc., for the three year period ended May 31, 1999 contained in JDS Uniphase's Current Report on Form 8-K/A dated November 3, 1999 have been audited by PriceWaterhouseCoopers LLP, independent auditors, as set forth in their reports thereon and included therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Optical Coating Laboratory, Inc. (OCLI) and its consolidated subsidiaries as of October 31, 1998 and 1997 and for each of the three years in the period ended October 31, 1998, except for Flex Products, Inc., a consolidated subsidiary, as of October 31, 1997 and for each of the two years in the period ended October 1997, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, as stated in their report, which is incorporated by reference herein.

  The financial statements of Flex Products, Inc., not included herein, as of November 2, 1997, and for each of the two years in the period ended November 2, 1997, have been audited by KPMG LLP, as stated in their report, such report being incorporated by reference herein. The financial statements of OCLI and its consolidated subsidiaries have been incorporated in reliance upon the reports of Deloitte & Touche LLP and KPMG LLP given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

  With respect to the unaudited interim financial information included in Optical Coating Laboratory, Inc.'s Quarterly Reports on Form 10-Q for the quarters ended January 31, 1999, April 30, 1999 and July 31, 1999 which is incorporated by reference from the Current Report on From 8-K/A of JDS Uniphase Corporation filed November 30, 1999, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in those Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by us under the Exchange Act with the Commission and are incorporated herein by reference:

    JDS Uniphase's Annual Report on Form 10-K for the year ended June 30, 1999;
    JDS Uniphase's Annual Report on Form 10-K/A for the year ended June 30, 1999, as filed on October 28, 1999;
    JDS Uniphase's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;
    JDS Uniphase's Report on Form 8-K filed on July 12, 1999;
    JDS Uniphase's Report on Form 8-K filed on October 4, 1999;
    JDS Uniphase's Report on Form 8-K/A filed on November 3, 1999;
    JDS Uniphase's Report on Form 8-K filed on November 5, 1999;
    JDS Uniphase's Report on Form 8-K/A filed on November 30, 1999; and
    The description of our Common Stock contained in our Registration Statement on Form 8-A filed with the Commission on November 15, 1993.

  Each document filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (or in the applicable prospectus supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to the Corporate Secretary at our United States corporate headquarters at 163 Baypointe Parkway, San Jose, California 95134 or by telephone at (408) 434-1800.

  WHERE YOU MAY FIND MORE INFORMATION

  We are subject to the informational requirements of the Securities Exchange Act of 1934, and accordingly we file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including us, that file electronically with the Commission. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning JDS Uniphase can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

  We have filed with the Commission a registration statement on Form S-3 (of which this prospectus is a part) under the Securities Act of 1933, with respect to the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the shares offered by this prospectus, reference is hereby made to the registration statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

  No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by us or the selling stockholders. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus or since the date of any documents incorporated into this prospectus by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

  PART II

  INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 14. Other expenses of Issuance and Distribution

  The following table sets forth the estimated fees and expenses payable by JDS Uniphase in connection with the issuance and distribution of the Common Stock registered hereby. All of such fees and expenses are estimates, except the Securities Act registration fee.

Securities Act Registration Fee	$3,963
Printing and duplicating fees	5,000
Legal fees and expenses	10,000
Accounting fees and expenses	10,000
Miscellaneous expenses	5,000
*Total	$33,963

  *None of the expenses listed above will be borne by the Selling Stockholders.

  Item 15. Indemnification Of Directors And Officers

  The indemnification and liability of the Company's directors and officers are governed by Delaware law. Under Section 145 of the General Corporation Law of the State of Delaware, JDS Uniphase has broad powers to indemnify its directors and officers against liabilities that may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). JDS Uniphase's Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

  JDS Uniphase's Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to JDS Uniphase and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non- monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  JDS Uniphase has entered into agreements with its directors and certain of its executive officers that require JDS Uniphase to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of JDS Uniphase or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

  JDS Uniphase has obtained a policy of directors' and officers' liability insurance that insures JDS Uniphase's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

  Item 16. Exhibits

  5.1 - Opinion of Counsel

  23.1 - Consent of Counsel (included in Exhibit 5.1)

  23.2 - Consent of Ernst & Young LLP, independent auditors

  23.3 - Consent of PricewaterhouseCoopers LLP, independent chartered accountants

  23.4 - Consent of Deloitte & Touche LLP, independent auditors

  23.5 - Consent of KPMG LLP, independent auditors

  24.1 - Power of Attorney (included on signature page hereto)

  Item 17. Undertakings

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

  provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby further undertakes that:

    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on January 7, 2000.

                                                      JDS UNIPHASE CORPORATION

                                                    By:    /s/ KEVIN N. KALKHOVEN

                                                  ------------------------------------
                                                               Kevin N. Kalkhoven
                                                          Chief Executive Officer
                                                          and Co-Chairman of the Board

  POWER OF ATTORNEY

  The undersigned hereby constitutes and appoints Kevin N. Kalkhoven and Anthony R. Muller as his/her true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his/her stead, in any and all capacities, to sign on his/her behalf the Registration Statement on Form S-3 in connection with the sale by JDS Uniphase Corporation of shares of offered securities, and to execute any amendments thereto (including all post-effective amendments thereto) or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, jointly and severally, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

          Signature                            Title                      Date
------------------------------  -----------------------------------  ---------------

  /s/ KEVIN N. KALKHOVEN        Chief Executive Officer, Co-Chairman January 7, 2000
------------------------------  of the Board of Directors (Principal
  Kevin N. Kalkhoven            Executive Officer)

  /s/ JOZEF STRAUS, PH.D        President, Chief Operating Officer   January 7, 2000
------------------------------  and Co-Chairman of the Board of
  Jozef Straus, Ph.D            Directors

  /s/ ANTHONY R. MULLER         Senior Vice President,               January 7, 2000
------------------------------  Chief Financial Officer and
  Anthony R. Muller             Secretary (Principal Financial
                                and Accounting Officer)

  /s/ BRUCE D. DAY              Director                             January 7, 2000
------------------------------
  Bruce D. Day

  /s/ PETER A. GUGLIELMI        Director                             January 7, 2000
------------------------------
  Peter A. Guglielmi

  /s/ ROBERT E. ENOS            Director                             January 7, 2000
------------------------------
  Robert E. Enos

  /s/ MARTIN KAPLAN             Director                             January 7, 2000
------------------------------
  Martin Kaplan

  /s/ JOHN A. MACNAUGHTON       Director                             January 7, 2000
------------------------------
  John A. MacNaughton

  /s/ WILSON SIBBETT, PH.D      Director                             January 7, 2000
------------------------------
  Wilson Sibbett, Ph.D.

  /s/ CASIMIR S. SKRZYPCZAK     Director                             January 7, 2000
------------------------------
  Casimir S. Skrzypczak

  /s/ WILLIAM J. SINCLAIR       Director                             January 7, 2000
------------------------------
  William J. Sinclair

  Exhibit Index

  5.1 - Opinion of Counsel

  23.1 - Consent of Counsel (included in Exhibit 5.1)

  23.2 - Consent of Ernst & Young LLP, independent auditors

  23.3 - Consent of PricewaterhouseCoopers LLP, independent chartered accountants

  23.4 - Consent of Deloitte & Touche LLP, independent auditors

  23.5 - Consent of KPMG LLP, independent auditors

  24.1 - Power of Attorney